

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2014

Via E-mail
Steven B. Stokdyk, Esq.
Latham & Watkins LLP
355 South Grand Avenue
Atlanta, Georgia 30308-2216

> **Re: Live Nation Entertainment, Inc.**
> **Schedule TO-I**
> **Filed June 16, 2014**
> **File No. 005-81268**

Dear Mr. Stokdyk:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

1.   Disclosure indicates that through at least July 29, 2014, holders may convert their Securities into cash consideration. Please advise how this is consistent with Exchange Act Rules 13e-4(f)(6) and 14e-5.

2.   Please advise why the right to convert the Securities is not a tender offer subject to Exchange Act Regulation 14E and Rule 13e-4. Please address in your response the fact that the Company may pay cash consideration for any converted Securities, the Securities appear to be convertible only during the period beginning on or after June 20, 2014 (the date that the Company issues a notice of redemption) and ending July 29, 2014 and that the Company may choose to redeem the Notes on or after July 30, 2014.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management is in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

· the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3641 or Perry Hindin, Special Counsel, at (202) 551-3444.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Gregory P. Rodgers, Esq.
        Latham & Watkins LLP